UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Embraer-Empresa Brasileira de Aeronautica S.A. (Name of Issuer)
American Depositary Shares (Title of Class of Securities)
29081M102 (CUSIP Number)
12/31/2009 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29081M102
1.	Names of Reporting Persons: OppenheimerFunds, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint filing
3.	SEC Use Only
4.	Citizenship or Place of Organization: Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power: 0
6.	Shared Voting Power: 44,557,916*
7.	Sole Dispositive Power: 0
8.	Shared Dispositive Power: 44,557,916*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,557,916* (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 6.02%*
12.	Type of Reporting Person (See Instructions): IA

*Position reflects the conversion of American Depositary Shares to common shares.

Item:
1(a)	Name of Issuer: Embraer-Empresa Brasileira de Aeronautica S.A.
1(b)	Address of Issuer's Principal Executive Offices: Avenida Brigadeiro Faria Lima, 2170 12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
2(a)	Name of Person Filing: OppenheimerFunds, Inc.
2(b)	Address of Principal Business Office or, if none, Residence: Two World Financial Center 225 Liberty Street New York, NY 10281
2(c)	Citizenship: Colorado
2(d)	Title of Class of Securities: American Depositary Shares
2(e)	CUSIP Number: 29081M102
3	OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
4(a)	Amount beneficially owned: 44,557,916 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Exchange Act of 1934)
4(b)	Percent of class: 6.02%
4(c) (i) (ii) (iii) (iv)

Number of shares as to which the person has:
Sole power to vote or to direct the vote:
0
Shared power to vote or to direct the vote:
44,557,916
Sole power to dispose or to direct the disposition of:

0

Shared power to dispose or to direct the disposition of:
44,557,916

5.	Ownership of Five Percent or Less of a Class: [ ]
6.	Ownership of More than Five Percent on Behalf of Another Person.: N/A

7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A
8.	Identification and Classification of Members of the Group: N/A
9.	Notice of Dissolution of Group: N/A
10.

Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/01/2010

Date

/s/ Mark S. Vandehey

Signature

Mark S. Vandehey, Sr. Vice President

and Chief Compliance Officer

Name/Title

embraer-empresa brasileira de aeronautica sa initial 13g 123109.rtf